Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 17 - 2013

March 19, 2013
FOR IMMEDIATE RELEASE

AURIZON COMMENTS ON EXPIRY OF ALAMOS OFFER

Vancouver, BC, March [19], 2013 -- Aurizon Mines Ltd. (TSX:ARZ) (NYSE MKT:AZK) (“Aurizon” or the “Company”) today commented on the expiry of the unsolicited offer made by Alamos Gold Inc. ("Alamos"). Aurizon’s Board of Directors had unanimously recommended that shareholders reject the Alamos offer.

Said George Brack, Chair of the Special Committee of Aurizon’s Board: “We stand by our determination that the Alamos offer was inadequate, and with its expiry, we will continue to move forward with the Board-supported Hecla arrangement. The Hecla arrangement offers an attractive premium, a substantial cash component, and the compelling opportunity to participate in a North America focussed precious metals company with exploration potential and significant upside. We look forward to proceeding with this transaction, and will be mailing a Management Information Circular in due course.”

Details of the Hecla Agreement

Under the terms of the Hecla Agreement announced on March 4, 2013, Aurizon shareholders may elect to receive in exchange for each Aurizon share, CAD$4.75 per share or 0.9953 of a Hecla share or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately CAD$513.6 million and a maximum of approximately 57,000,000 Hecla shares. Assuming that all shareholders elect to receive either cash or Hecla shares, the consideration will be fully pro-rated with each shareholder being entitled to receive CAD$3.11 in cash and 0.3446 of a Hecla share for each Aurizon share.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Media Contact:

Longview Communications

Trevor Zeck (604) 375-5941 or Nick Anstett (416) 649-8008

Investor Contact:	Information Agent
Jennifer North, Manager Investor Relations	Georgeson
Aurizon Mines Ltd	Toll Free (North America):
Investor Relations: jennifer.north@aurizon.com	1-888-605-7616
Telephone: 604-687-6600 Fax: 604-687-3932	Outside North America Call Collect:
Toll Free: 1-800-411-GOLD (4653)	1-781-575-2422
Email: info@aurizon.com Website: www.aurizon.com	Email: askus@georgeson.com

News Release – March 19, 2013 AURIZON COMMENTS ON EXPIRY OF ALAMOS OFFER	Page | 2

This news release contains forward-looking information (as defined in the Securities Act (British Columbia)) and forward-looking statements that are prospective in nature (collectively, “forward-looking statements”). All statements other than statements of historical fact may be forward-looking statements. In this news release, such forward-looking statements include statements regarding the timing of the mailing of the management information circular for the meeting of the securityholders of the Company to approve the Hecla transaction, the Company proceeding with the Hecla transaction, the premium offered by the Hecla transaction, exploration potential and significant upside of the combined entity. These forward-looking statements are based on a number of assumptions, including assumptions regarding the time required to prepare and mail meeting materials to the Aurizon securityholders, the Company and Hecla consummating the transaction on the terms and in the manner contemplated in the arrangement agreement, the impact of market fluctuations on the value of the Company, its assets and on Hecla, the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals and the ability of the parties to satisfy in a timely manner, the conditions to the closing of the transaction, the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels, the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates, whether mineral resources can be developed, interest and exchange rates; the price of gold, silver and other metals, competitive conditions in the mining industry, title to mineral properties, and financing requirements;. Although management of Aurizon believes that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that a forward-looking statement herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking statements contained in this news release and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include non-completion of the transaction, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary court, shareholder, stock exchange and regulatory approvals or the inability of the parties to satisfy in a timely manner the other conditions to the closing of the transaction; changes in market conditions; changes in market conditions; actual results being materially different than reserve and resource estimates, grades, mine life and cash cost estimates; variations in ore grade or recovery rates; risks relating to international operations; fluctuations in gold, silver and other metal prices and currency exchange rates; failure to obtain any required financing; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated; the risk of an undiscovered defect in title or other adverse claim; that results of exploration activities will be different than anticipated; adverse changes to general economic conditions or laws, rules and regulations applicable to Aurizon or Hecla; and those risks set forth in Aurizon's Annual Information Form dated March 30, 2012 and in Hecla’s filings with the U.S. Securities and Exchange Commission, which are available respectively on Sedar at www.sedar.com and on Edgar at www.sec.gov/. You should not place undue reliance on any forward-looking statements contained in this news release. Aurizon specifically disclaims any obligation to reissue or update these forward-looking statements as a result of new information or events after the date hereof.